KRONOS WORLDWIDE, INC.
                              Three Lincoln Centre
                          5430 LBJ Freeway, Suite 1700
                                Dallas, TX 75240


                                November 29, 2004

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kronos Worldwide, Inc. -- Withdrawal of Registration Statement on Form S-1 File No. 333-119639

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Kronos Worldwide, Inc. (the "Company"), hereby applies for the withdrawal of its Registration Statement on Form S-1 (File No. 333-119639), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on October 8, 2004.

The Registration Statement relates to a public offering of shares of the Company's common stock. The Company is requesting withdrawal of the Registration Statement because it believes that current market conditions make proceeding with this offering inadvisable at this time. The Registration Statement has not been declared effective by the Commission, and none of the Company's securities have been sold in connection with this offering. The Company may undertake a subsequent private offering of securities in reliance on Rule 155(c) of the Securities Act.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use by the Company, a majority-owned subsidiary of the Company or a parent that owns more than 50% of the Company's outstanding voting securities. Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding the foregoing application for withdrawal, please contact me at (972) 450-4289 or Don M. Glendenning of Locke Liddell & Sapp LLP at (214) 740-8623.

Very truly yours,

KRONOS WORLDWIDE, INC.



By:   /s/ Robert D. Graham
      -----------------------------------
      Robert D. Graham
      Vice President and General Counsel